Filed Pursuant to Rule 424(b)(3)

Registration No. 333-193480

STRATEGIC STORAGE GROWTH TRUST, INC.

SUPPLEMENT NO. 10 DATED APRIL 11, 2016

TO THE PROSPECTUS DATED SEPTEMBER 28, 2015

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Growth Trust, Inc. dated September 28, 2015, Supplement No. 8 dated March 10, 2016 (which amended and superseded all prior supplements to the prospectus), and Supplement No. 9 dated April 5, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	a revision to the cover page of our prospectus;

•	our determination of an estimated value per share and revised offering prices;

•	updates to our risk factors;

•	an update to our “Plan of Distribution” section of our prospectus; and

•	the addition of a new section of our prospectus titled “Calculation of Estimated Net Asset Value Per Share.”

Status of Our Offering

On June 17, 2013, we commenced a private offering of up to $109.5 million in shares of our common stock to accredited investors only pursuant to a confidential private placement memorandum. On May 23, 2014, we reached the minimum offering amount of $1.0 million in sales of shares in our private offering and we commenced operations. On January 16, 2015, we terminated the private offering of which we raised a total of $7.8 million. On January 20, 2015, our public offering was declared effective. Our primary offering consists of up to $500 million in Class A shares and up to $500 million in Class T shares. As of March 31, 2016, we have received gross offering proceeds of approximately $37.5 million from the sale of approximately 3.7 million Class A shares and 117,000 Class T shares in our private and public offerings. As of March 31, 2016, approximately $1.07 billion in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Revision to Cover Page of Prospectus

The table on the cover of the prospectus is superseded in its entirety by the following, and all references to the offering prices, sales commissions, dealer manager fees, offering proceeds, and organizational and offering expenses, and all amounts derived therefrom, throughout the prospectus shall be deemed to be updated to reflect the information contained in this table and accompanying footnotes:

	Price to Public	Sales Commissions*		Dealer Manager Fee*		Net Proceeds (Before Expenses)
Primary Offering
Per Class A Share	$11.17	$0.78		$0.34		$10.05
Per Class T Share	$10.58	$0.21	(1)	$0.32	(1)	$10.05
Total Maximum	$1,000,000,000	$45,000,000	(2)	$30,000,000		$925,000,000	(2)
Distribution Reinvestment Plan
Per Class A Share	$10.05	$—		$—		$10.05
Per Class T Share	$10.05	$—		$—		$10.05
Total Maximum	$95,000,000	$—		$—		$95,000,000

(1)	Figures are approximate.
(2)	Assumes $500,000,000 in Class A shares and $500,000,000 in Class T shares are sold.
*	The maximum amount of sales commissions we will pay is 7% of the gross offering proceeds in our primary offering. The maximum amount of dealer manager fees we will pay is 3% of the gross offering proceeds in our primary offering. The amount of sales commissions differs among Class A shares and Class T shares. The sales commissions and, in some cases, the dealer manager fee, will not be charged or may be reduced with regard to shares sold to or for the account of certain categories of purchasers. The reduction in these fees will be accompanied by a reduction in the per share purchase price, except that shares sold under the distribution reinvestment plan will be sold at $10.05 per share for Class A shares and Class T shares. See “Plan of Distribution.” We will also pay our dealer manager a monthly stockholder servicing fee for Class T shares, which is not shown in the table above, that will accrue daily in the amount of 1/365th of 1% of the purchase price per share of Class T shares in our primary offering. The sales commission, dealer manager fee, and stockholder servicing fee will not exceed the 10% limitation on underwriting compensation imposed by FINRA

Determination of an Estimated Value Per Share and Revised Offering Prices

Overview

On April 8, 2016, our board of directors, upon recommendation of the nominating and corporate governance committee, approved an estimated value per share of $10.05 for our Class A shares and Class T shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of December 31, 2015. The estimated value per share was based upon a valuation conducted by Duff & Phelps, LLC, a third party valuation and advisory firm, based on the methodologies and assumptions described further below. As a result of the calculation of our estimated value per share, effective on April 14, 2016, the offering price of Class A shares will increase from $10.00 per share to $11.17 per share and the offering price of Class T shares will increase from $9.47 per share to $10.58 per share. In addition, effective April 21, 2016, shares sold pursuant to our distribution reinvestment plan will be sold at $10.05 per share for Class A and Class T shares. See “Calculation of Estimated Net Asset Value Per Share” below.

Process for Implementation of New Share Offering Prices

The new offering prices will take effect on April 14, 2016. Any subscriptions for Class A shares and Class T shares received by DST Systems, Inc. (“DST”), our registration agent, after April 13, 2016 will generally be purchased at the new offering prices; provided, however, qualified and/or custodial funds received from IRAs and other similar investment accounts with paperwork properly submitted before this deadline should be received by DST by April 27, 2016.

Updates to Risk Factors

The risk factor captioned “We established the offering price on an arbitrary basis; as a result, the actual value of your investment may be substantially less than what you pay,” and the risk factor caption beginning “We will be required to disclose an estimated value per share of our common stock prior to, or shortly after, the conclusion of this offering, and such estimated value per share may be lower than the purchase price you pay for shares of our common stock in this offering,” are hereby deleted in their entirety and replaced with the following:

We may only calculate the value per share for our shares annually and, therefore, you may not be able to determine the net asset value of your shares on an ongoing basis during this offering.

On April 8, 2016, our board of directors approved an estimated value per share for our Class A shares and Class T shares of $10.05. Our board of directors approved this estimated value per share pursuant to recent amendments to rules promulgated by FINRA, which require us to disclose an estimated per share value of our shares based on a valuation no later than 150 days following the second anniversary of the date on which we break escrow in our offering. When determining the estimated value per share from and after 150 days following the second anniversary of breaking escrow in our offering and annually thereafter, there are currently no SEC, federal and state rules that establish requirements specifying the methodology to employ in determining an estimated value per share; provided, however, that the determination of the estimated value per share must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert or service and must be derived from a methodology that conforms to standard industry practice.

We intend to use this estimated per share value of our shares until the next net asset valuation approved by our board of directors, which we are required to approve at least annually. We may not calculate the net asset value per share for our shares more than annually. Therefore, you may not be able to determine the net asset value of your shares on an ongoing basis during this offering. See “Investment by Tax-Exempt Entities and ERISA Considerations — Annual Valuation Requirement.”

In determining our estimated value per share, we primarily relied upon a valuation of our portfolio of properties as of December 31, 2015. Valuations and appraisals of our properties are estimates of fair value and may not necessarily correspond to realizable value upon the sale of such properties, therefore our estimated net asset value per share may not reflect the amount that would be realized upon a sale of each of our properties. For the purposes of calculating the estimated value per share, an independent third party appraiser valued our properties as of December 31, 2015. The valuation methodologies used to value our properties involved certain subjective judgments. See “Calculation of Estimated Net Asset Value Per Share.” Ultimate realization of the value of an asset depends to a great extent on economic and other conditions beyond our control and the control of our advisor and independent appraiser. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. Therefore, the valuations of our properties and our investments in real estate related assets may not correspond to the timely realizable value upon a sale of those assets. Because the price you will pay for shares in this offering is primarily based on the estimated net asset value per share, you may pay more than realizable value when you purchase your shares or receive less than realizable value for your investment when you sell your shares.

The offering price of our shares may not be indicative of the price at which our shares would trade if they were actively traded.

Our board of directors determined the offering price of our shares based upon a number of factors but primarily based on the estimated per share value of our shares determined by our board of directors. See “Calculation of Estimated Net Asset Value Per Share.” There are no established criteria for valuing issued or outstanding shares of companies like us. Therefore, our offering price may not be indicative of either the price at which our shares would trade if they were listed on a national exchange or actively traded by brokers or of the proceeds that a stockholder would receive if we were liquidated or dissolved and the proceeds were distributed to our stockholders.

Our share price is primarily based on the estimated per share value of our shares, but also based upon subjective judgments, assumptions, and opinions by management, which may or may not turn out to be correct. Therefore, our share price may not reflect the precise amount that might be paid to you for your shares in a market transaction.

Our current share price is primarily based on our estimated value per share, which was based on an estimate of the value of our properties — consisting principally of illiquid commercial real estate — as of December 31, 2015. The valuation methodologies used by the independent appraiser retained by our board of directors to estimate the value of our wholly-owned self storage facilities as of December 31, 2015 involved subjective judgments, assumptions, and opinions, which may or may not turn out to be correct. In addition, our board of directors based our share price primarily on the estimated value per share which, although heavily reliant upon the independent appraisal, involved certain subjective judgments, assumptions, and opinions of management. As a result, our share price may not reflect the precise amount that might be paid to for your shares in a market transaction. See “Calculation of Estimated Net Asset Value Per Share” for more details about how our estimated per share value was calculated.

Update to “Plan of Distribution” Section

The table contained in the “Volume Discounts (Class A Shares Only)” subsection of the “Plan of Distribution” section is hereby replaced in its entirety with the following:

The volume discounts operate as follows:

Amount of Class A Shares Purchased	Commission Percentage	Price Per Share to the Investor	Amount of Commission Paid Per Share	Net Offering Proceeds Per Share
Up to $500,000	7%	$11.17	$0.78	$10.39
$500,001 to $1,000,000	6%	$11.06	$0.67	$10.39
$1,000,001 to $2,000,000	5%	$10.95	$0.56	$10.39
$2,000,001 to $5,000,000	4%	$10.83	$0.44	$10.39
$5,000,001 to $7,500,000	3%	$10.72	$0.33	$10.39
$7,500,001 to $10,000,000	2%	$10.61	$0.22	$10.39
$10,000,001 and over	1%	$10.50	$0.11	$10.39

Addition of “Calculation of Estimated Net Asset Value Per Share” Section

The following new section is hereby added to the prospectus immediately following the section titled “Selected Financial Data”:

CALCULATION OF ESTIMATED NET ASSET VALUE PER SHARE

Overview and Process

On April 8, 2016, our board of directors approved an estimated value per share for our Class A shares and Class T shares of $10.05 based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of December 31, 2015. We are providing this estimated value per share to assist broker-dealers in connection with their obligations under applicable Financial Industry Regulatory Authority (“FINRA”) rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under Employee Retirement Income Security Act (“ERISA”) reporting requirements. This valuation was performed in accordance with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association (“IPA”) in April 2013 (the “IPA Guidelines”).

Our nominating and corporate governance committee (the “Committee”), comprised of our two independent directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine our estimated value per share, the consistency of the valuation methodology with real estate standards and practices and the reasonableness of the assumptions used in the valuations and appraisals.

The Committee approved the engagement of Duff & Phelps, LLC (“Duff & Phelps”), an independent third party real estate valuation and advisory firm, to provide appraisals for each of our properties and a calculation of a range of the estimated value per share of our Class A shares and Class T shares as of December 31, 2015. The scope of work conducted by Duff & Phelps was in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute and each of the appraisals was prepared by Duff & Phelps personnel who are members of the Appraisal Institute and have the Member of Appraisal Institute (“MAI”) designation. Other than its engagement as described herein, Duff & Phelps does not have any direct or indirect material interest in any transaction with us or SS Growth Advisor, LLC, our advisor. We do not believe that there are any material conflicts of interest between Duff & Phelps, on the one hand, and us or our advisor, on the other hand. We have agreed to indemnify Duff & Phelps against certain liabilities arising out of this engagement.

After considering all information provided, and based on the Committee’s extensive knowledge of our assets and liabilities, the Committee concluded that the range in estimated value per share of $9.02 to $11.15, with an approximate mid-range value per share of $10.05, as indicated in the valuation report provided by Duff & Phelps (the “Valuation Report”) was reasonable and recommended to our board of directors that it adopt $10.05 as the estimated value per share for our Class A shares and Class T shares. Our board of directors unanimously agreed upon the estimated value per share of $10.05 recommended by the Committee, which determination is ultimately and solely the responsibility of our board of directors.

As of December 31, 2015, our estimated value per share was calculated as follows:

Assets
Real estate properties (on an individual property basis)*	$75,490,000
Cash and restricted cash	6,600,046
Other assets	1,807,027

Total Assets	$83,897,073

Liabilities
Mortgage debt	$38,300,000
Mark-to-market on mortgage debt	—
Other liabilities	1,302,357
Preferred equity**	17,003,970
Incentive distribution	—

Total Liabilities	$56,606,327

Net Asset Value	$27,290,746

Net Asset Value for Class A shares	$27,108,910
Number of Class A shares outstanding	2,696,339
Estimated value per Class A share	$10.05

Net Asset Value for Class T shares	$181,836
Number of Class T shares outstanding	18,086
Estimated value per Class T share	$10.05

*	Of the 12 self storage properties in our portfolio on December 31, 2015, three were acquired in December 2015 and were valued at the purchase prices we paid for such properties.
**	Includes approximately $16 million of Series A Cumulative Redeemable Preferred Units issued by our operating partnership and approximately $1 million in accrued distributions.

Methodology and Key Assumptions

In determining an estimated value per share, our board of directors considered information and analyses, including the Valuation Report provided by Duff & Phelps. Our goal in calculating an estimated value per share is to arrive at a value that is reasonable and supportable using what our board of directors deems to be appropriate valuation methodologies and assumptions. The following is a summary of the valuation methodologies and assumptions used by our board of directors to value our assets and liabilities.

Real Estate Properties

As described above, we engaged Duff & Phelps to provide an appraisal of our 12 self storage properties we owned, as of December 31, 2015. Duff & Phelps’ opinion of value used in calculating our estimated value per share above is based on the individual asset values of each of the properties in the portfolio on the valuation date in accordance with the IPA Guidelines. The appraisal was not intended to estimate or calculate our enterprise value. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation, as well as the requirements of the state where each real property is located. Each appraisal was reviewed, approved and signed by an individual with the professional designation of MAI.

The scope of work by Duff & Phelps in performing the appraisal of our properties included:

•	reviewing and relying upon data provided by us regarding the number of units, size, year built, construction quality and construction type to understand the characteristics of the existing improvements and underlying land;

•	reviewing and relying upon data provided by us regarding rent rolls, lease rates and terms, real estate taxes and operating expense data;

•	reviewing and relying upon balance sheet items provided by us, such as cash and other assets as well as debt and other liabilities;

•	reviewing and relying upon mortgage summaries and amortization schedules provided by us;

•	researching the market by means of publications and other resources to measure current market conditions, supply and demand factors and growth patterns and their effect on our properties;

•	utilizing the income capitalization approach as the primary indicator of value with support from the sales comparison approach as a secondary methodology for each property; and

•	delivering a range of values with a midpoint estimate for each of the properties, as well as the underlying assumptions used in the analysis, including capitalization rates, discount rates, growth rates, and others as appropriate.

The income capitalization approach is a valuation technique that provides an estimation of the value of an asset based on market expectations about the cash flows that an asset would generate over its remaining useful life. The income capitalization approach begins with an estimation of the annual cash flows a market participant would expect the subject asset to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a market-oriented discount rate appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the asset which is calculated based upon applying a terminal capitalization rate to the projected net operating income of the property at the end of the discrete projection period to arrive at an estimate of value.

The sales comparison approach is a valuation technique that provides an estimation of value based on market prices in actual transactions and asking prices for assets. The valuation process is a comparison and correlation between the subject asset and other similar assets. Considerations such as time and condition of sale and terms of agreements are analyzed for comparable assets and are adjusted to arrive at an estimation of the fair value of the subject asset.

In calculating the discounted cash flow valuation, Duff & Phelps estimated the value of our individual real estate assets primarily by using a multiple year discounted cash flow analysis. Duff & Phelps calculated the value of our individual real estate assets using our historical financial data and forecasts going forward, terminal capitalization rates and discount rates that fall within ranges Duff & Phelps believes would be used by similar investors to value each property we own. The capitalization rates and discount rates were calculated utilizing methodologies that adjust for market specific information and national trends in self storage. As a test of reasonableness, Duff & Phelps compared the metrics of the valuation of our assets to current market activity of self storage properties.

From inception through December 31, 2015, we had acquired the 12 self storage properties for an aggregate purchase price of approximately $62.2 million, exclusive of acquisition fees and expenses. As of

December 31, 2015, the total appraised value of our individual real estate assets as provided by Duff & Phelps using the valuation method described above was approximately $75.5 million. This represents an approximate 21.3% increase in the total value of the real estate assets over the aggregate purchase price.

The following summarizes the key assumptions that were used by Duff & Phelps in the discounted cash flow models to estimate the value of our individual real estate assets:

Assumption	Range in Values	Weighted Average Basis
Terminal capitalization rate	6.25% to 7.25%	6.62%
Discount rate	8.0% to 9.75%	8.51%
Annual rent growth rate (market)	0.0% to 5.0%	0.3%
Annual expense growth rate	3.0%	3.0%
Holding Period	1 to 4 years	N/A

While we believe that Duff & Phelps’ assumptions and inputs are reasonable, a change in these assumptions and inputs would change the estimated value of our real estate. Assuming all other factors remain unchanged, a decrease in the terminal capitalization rate of 25 basis points would increase our real estate value to approximately $76.9 million and an increase in the terminal capitalization rate of 25 basis points would decrease our real estate value to approximately $73.9 million. Similarly, a decrease in the discount rate of 25 basis points would increase our real estate value to approximately $75.8 million and an increase in the discount rate of 25 basis points would decrease our real estate value to approximately $75.1 million.

Mortgage Debt

The estimated value of our aggregate mortgage debt was equal to the U.S. generally accepted accounting principles (“GAAP”) fair value as of December 31, 2015. Duff & Phelps determined that our mortgage debt contained market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio and type of collateral and, accordingly, did not mark our debt to market. As of December 31, 2015, the fair value and carrying value of our mortgage debt were both approximately $38.3 million.

Other Assets and Liabilities

The carrying values of the majority of our other assets and liabilities were considered to equal their book value. Adjustments to exclude the GAAP basis carrying value of certain assets were made in accordance with the IPA Guidelines.

Limitations of Estimated Value Per Share

FINRA rules provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, the methodology considered by our board of directors is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. Markets for real estate and real estate-related investments can fluctuate and values are expected to change in the future. The estimated value per share does not represent the fair value of our assets less its liabilities according to GAAP nor does it represent a liquidation value of our assets and liabilities or the amount at which our shares of common stock would trade on a national securities exchange.

Accordingly, with respect to the estimated value per share, we can give no assurance that:

•	a stockholder would be able to resell his or her shares at this estimated value;

•	a stockholder would ultimately realize distributions per share equal to our estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of the company;

•	our shares of common stock would trade at the estimated value per share on a national securities exchange;

•	an independent third-party appraiser or other third-party valuation firm would agree with our estimated value per share; or

•	the methodology used to estimate our value per share will be in compliance with any future FINRA rules or ERISA reporting requirements.

Further, the estimated value per share is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of December 31, 2015. The estimated net asset value per share was based upon 2,714,425 shares of equity interests outstanding as of December 31, 2015, which was comprised of (i) 2,669,989 outstanding shares of our Class A common stock, plus (ii) 18,086 outstanding shares of our Class T common stock, plus (iii) 20,100 outstanding OP Units, which OP Units are exchangeable on a one-for-one basis into shares of common stock, plus (iv) 6,250 shares of unvested restricted Class A common stock issued to our independent directors which shares vest ratably over time.

The value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets, and in response to the real estate and finance markets.

Determination of New Share Offering Price

In connection with the determination of the estimated value per share of our common stock, our board of directors also determined new per share offering prices of our two classes of common stock. The new Class A share offering price will be $11.17 per share and the new Class T share offering price will be $10.58 per share, each of which will take effect on April 14, 2016. Our board of directors determined the new per share offering price of each class of stock by taking the $10.05 estimated value per share and adding the per share up-front sales commissions and dealer manager fees to be paid with respect to the Class A shares and Class T shares, respectively, such that after the payment of such commissions and dealer manager fees, the net proceeds to us will be the same for both Class A shares and Class T shares.

Distribution Reinvestment Plan

In accordance with our distribution reinvestment plan, as amended (the “Plan”), our board of directors may change the share price for purchases of shares under the Plan at any time in its discretion, which change may take place upon 10 days’ written notice to the participants in the Plan. In connection with the estimated value per share described herein, the board of directors approved a share price for the purchase of shares under the Plan equal to the estimated value per share of $10.05 for both Class A shares and Class T shares, to be effective April 21, 2016.